UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6

under the Securities Exchange Act of 1934

For the Month of August, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 30, 2024, RELIEF THERAPEUTICS Holding SA (the “Company”) presented to its shareholders (i) a corporate update and presentation, and (ii) its Condensed Consolidated Financial Statements (unaudited) as of June 30, 2024, which are attached hereto as Exhibits 99.1 and 99.2, respectively.

On August 30, 2024, the Company issued a press release reporting on its results for the six months ended June 30, 2024 and providing a corporate update, which press release is attached hereto as Exhibit 99.3.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Corporate Update and Presentation.

99.2	Condensed Consolidated Financial Statements (unaudited) as of and for the six months ended June 30, 2024.

99.3	Press Release issued on August 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By:	/s/ Jeremy Meinen
Jeremy Meinen
Chief Financial Officer

Dated: August 30, 2024

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